News
Release
C$ unless otherwise statedTSX/NYSE/PSE: MFC        SEHK: 945
For Immediate Release
April 7, 2025
Manulife announces intention to redeem 2.237% Fixed/Floating Subordinated
Debentures
TORONTO - Manulife Financial Corporation (“MFC”) today announced its intention to redeem at par on May 12, 2025 all of its outstanding $1,000,000,000 principal amount of 2.237% Fixed/Floating Subordinated Debentures (the “Debentures”) due
May 12, 2030. The Debentures are redeemable at MFC’s option on or after May 12,
2025 at a redemption price per Debenture equal to par, together with accrued and unpaid interest to but excluding the date of redemption. Formal notice will be delivered to holders of Debentures in accordance with MFC’s Trust Indenture.
Interest on the Debentures will cease to accrue on the redemption date.
About Manulife
Manulife Financial Corporation is a leading international financial services provider, helping our customers make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across Canada, Asia, and
Europe, and primarily as John Hancock in the United States, providing financial advice and insurance for individuals, groups and businesses. Through Manulife
Wealth & Asset Management, we offer global investment, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2024, we had more than 37,000 employees, over 109,000 agents, and thousands of distribution partners, serving over 36 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under ‘945’ in Hong Kong.
Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

Media Contact:	Investor Relations:
Fiona McLean	Hung Ko
Manulife	Manulife
437-441-7491	416-806-9921
fiona_mclean@manulife.com	hung_ko@manulife.com